WARDROP

July 8, 2008

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Alexco Resource Corp. (the "Company")
Preliminary Economic Assessment – Consent of Expert

I, Hassan Ghaffari, do hereby consent to the public filing of the technical report titled "Bellekeno Preliminary Economic Assessment Technical Report" dated June 30, 2008 ("Technical Report") and to any extracts from or a summary of the Technical Report in the Press Release of Alexco Resource Corp.

I also confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report.

Yours truly,

"Original Document signed and sealed by Hassan Ghaffari, P.Eng."

Hassan Ghaffari, P.Eng.
Manager of Metallurgy
Wardrop Engineering Inc.

555 West Hastings Street, Suite 800
Vancouver, British Columbia V6B 1M1
Canada
Phone: 604-408-3788
Fax: 604-408-3722
E-mail: vancouver@wardrop.com
Internet: www.wardrop.com

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